MAILED MATERIALS TO STOCKHOLDERS

STREAMLINE 66

THE STATUS QUO:
WORKING WELL FOR MARK LASHIER...NOT FOR YOU

$140 MILLION CEO PAYDAY WHILE PHILLIPS 66 UNDERPERFORMED[1]

Phillips 66's CEO Mark Lashier and his management team have been richly rewarded for failure. As the stock continues to languish, they defend the status quo and insist their strategy is working.

The disconnect between executive compensation and shareholder returns at Phillips 66 represents a profound governance failure that must be addressed. **Shareholders have the opportunity to vote for change at the company's upcoming 2025 Annual Meeting.**

THE NUMBERS DON'T LIE

YOUR RETURNS:

Phillips 66 has dramatically underperformed its peers since 2019. Shareholders have missed out on substantial returns.

VALUE OF $100 INVESTED IN PHILLIPS 66 VERSUS ITS PEERS[2]



- Marathon: $322
- Valero: $202
- Phillips 66: $144

CEO REWARDS:

- **$140 MILLION** to Phillips 66 CEOs from 2020-2024
- **$79 MILLION** in compensation to Mr. Lashier as CEO since 2022
- Promotion of Mr. Lashier to Chairman (on top of CEO)
- Above-target bonuses awarded every year despite missed cost targets and weaker returns than peers

CEOs like Mr. Lashier are typically paid annual bonuses as a percentage of their target amount, based on achievement of specific strategic and financial goals. At Phillips 66, the Board has consistently awarded above-target bonuses even when management failed their cost-control objectives.

MISSED COST TARGETS, ABOVE-TARGET BONUSES



	2020	2021	2022	2023	2024
Excess Costs vs. Company Target[3]	($385)	($177)	$142	$251	$287
Annual Bonus, % target	115%	155%	166%	161%	128%

[1] Combined compensation paid to Phillips 66 CEOs from 2020-2024 as reported in Company SEC filings.
[2] Per Bloomberg, from 9/24/19 publication of Elliott's Marathon public presentation until 2/10/25, the date prior to release of Streamline 66 presentation.
[3] $ millions of controllable costs achieved above or (below) the proxy-defined controllable cost target.

INVESTORS ARE TAKING NOTICE

PROMINENT INSTITUTIONAL INVESTORS HAVE RAISED CONCERNS ABOUT THE DISCONNECT BETWEEN PHILLIPS 66'S EXECUTIVE COMPENSATION AND SHAREHOLDER RETURNS.

> *Awards are permitted to vest for below median relative performance which therefore fails the pay for performance hurdle....*
> – Legal & General Investment Management, May 15, 2024



THE PATH FORWARD

Elliott's Streamline 66 plan calls for a thorough review of Phillips 66's refining, midstream and chemicals businesses. The plan aims to unlock trapped value and focus on operational excellence. Getting this turnaround done – and dramatically boosting returns for shareholders – will require an able, credible and transparent Board of Directors.

VOTE TODAY USING THE GOLD UNIVERSAL PROXY CARD

VOTE FOR ELLIOTT'S FOUR HIGHLY QUALIFIED DIRECTOR NOMINEES:



BRIAN COFFMAN



SIGMUND CORNELIUS



MICHAEL HEIM



STACY NIEUWOUDT

ALSO, VOTE FOR GOVERNANCE ENHANCEMENTS TO KEEP PHILLIPS 66 LEADERSHIP ACCOUNTABLE TO SHAREHOLDERS:

PROPOSAL 2:
approving the Company's proposal for the declassification of the Board

PROPOSAL 6:
approving, on an advisory basis, Elliott's proposal that the Board adopt a policy to implement the annual election of all directors

REVITALIZING PHILLIPS 66'S GOVERNANCE WILL REQUIRE CREDIBLE, EXPERIENCED DIRECTORS WHO WILL PUT YOUR RETURNS FIRST.

SAY NO TO THE STATUS QUO — NO MORE LAVISH CEO COMPENSATION AND SELF-CONGRATULATORY RHETORIC IN THE FACE OF WEAK PERFORMANCE.



STREAMLINE 66 GOLD PROXY CARD
ELLIOTT NOMINEES
FOR
WITHHOLD
Brian S. Coffman
Sigmund L. Cornelius
Michael A. Heim
Stacy D. Nieuwoudt
OPPOSED PHILLIPS 66 NOMINEES
PROPOSALS
Strong recommendation to vote "FOR" Proposal 2
No recommendation with respect to Proposals 3, 4, 5
Strong recommendation to vote "FOR" Proposal 6

VOTE YOUR SHARES TODAY

Properly evaluating and executing a portfolio simplification will take credible, experienced and independent directors. Use the GOLD universal proxy card to vote for Elliott's four nominees for Phillips 66's Board: Brian Coffman, Sigmund Cornelius, Michael Heim and Stacy Nieuwoudt.



Scan the QR code for more information on how to vote

ADDITIONAL INFORMATION

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.

YOUTUBE ADVERTISEMENT

YouTube Ad

Headline:
How To Vote | Streamline 66

Long Headline:
Attention Phillips 66 Shareholders. Your vote matters, no matter how many shares you own.

Description:
Elliott urges you to vote for our highly qualified board nominees.

Call to Action:
Learn More

Video:
https://www.youtube.com/watch?v=1f4QpVSt5cg

PROGRAMMATIC ADVERTISEMENTS

STATIC







STREAMLINE 66
Phillips 66
Shareholders,
YOUR VOICE MATTERS. VOTE TODAY.

STREAMLINE 66
Phillips 66
Shareholders,
YOUR VOICE MATTERS. VOTE TODAY.

STREAMLINE 66
Phillips 66 Shareholders,
YOUR VOICE MATTERS. VOTE TODAY.

STREAMLINE 66
Phillips 66
Employees:
LEARN MORE HERE ON HOW TO VOTE

STREAMLINE 66
Phillips 66
Employees:
LEARN MORE HERE ON HOW TO VOTE

STREAMLINE 66
Phillips 66 Employees:
LEARN MORE HERE ON HOW TO VOTE



STREAMLINE 66
Phillips 66
Shareholders:
VOTE
FOR
CHANGE
TODAY

STREAMLINE 66
Phillips 66
Shareholders:
VOTE FOR
CHANGE
TODAY



STREAMLINE 66
Phillips 66 Shareholders:
VOTE FOR
CHANGE TODAY

STREAMLINE 66
Phillips 66
Investors:
NEED
HELP
VOTING?

STREAMLINE 66
Phillips 66
Investors:
NEED
HELP
VOTING?

STREAMLINE 66
Phillips 66 Investors:
NEED HELP
VOTING?





PHILLIPS 66
CEO LASHIER
$79M
PAYDAY
FOR UNDERWHELMING RESULTS
VOTE THE GOLD CARD TODAY FOR CHANGE
STREAMLINE 66

PHILLIPS 66 CEO LASHIER
$79M
PAYDAY
FOR UNDERWHELMING RESULTS
VOTE THE GOLD CARD
TODAY FOR CHANGE
STREAMLINE 66

PHILLIPS 66 CEO LASHIER
$79M PAYDAY
FOR UNDERWHELMING RESULTS
VOTE THE GOLD CARD TODAY FOR CHANGE
STREAMLINE 66

PHILLIPS 66 CEO LASHIER
$79M PAYDAY
FOR UNDERWHELMING RESULTS
VOTE THE GOLD CARD
TODAY FOR CHANGE
STREAMLINE 66

<u>GIFS</u>

PHILLIPS 66
CEO LASHIER
$79M
PAYDAY
STREAMLINE 66

PHILLIPS 66 CEO LASHIER
$79M
PAYDAY
STREAMLINE 66

PHILLIPS 66 CEO LASHIER
$79M
PAYDAY
STREAMLINE 66

PHILLIPS 66 CEO LASHIER
$79M PAYDAY
STREAMLINE 66

SOCIAL MEDIA POSTS

Streamline 66  @streamline66 · 1m

Michael Heim, Elliott nominee for Phillips 66's (NYSE: PSX) Board and Co-Founder of Targa Resources, says a board focused on funding organic growth—not costly deals—can unlock higher returns. Vote the GOLD card FOR change:

"

They've got a reputation to repair.

Michael Heim, Elliott nominee for Phillips 66's Board and Co-Founder, Targa Resources

STREAMLINE 66

ⓘ Click here for more important information



Heim, Elliott Nominee for Phillips 66 Board, Pushes for Higher Returns

From streamline66.com



Streamline 66 ✔ @streamline66 · 56s

Phillips 66's (NYSE: PSX) conglomerate structure gives investors the worst of both worlds. The business doesn't benefit from refining upside to the same degree as pure-play peer Valero, but still has the same downside volatility. Elliott wants to fix this. #Streamline66





PHILLIPS 66: LAGGING REFINING MARGINS

Underperformance During Refining Margin Upcycle

REFINER MARGIN PROXY — VLO — PSX

SHARE PRICE ($/SHARE, REBASED)

180% — $100
160% — $80
140% — $60
120% — $40
100% — $20
80%

$ / BBL

JAN-22   FEB-22   MAR-22   APR-22   MAY-22   JUN-22



ⓘ Click here for more important information

Phillips 66 Conglomerate Structure: Worst of Both Worlds | Elliott

From streamline66.com

WEBSITE MATERIALS



ELLIOTT'S PLAN TO STREAMLINE PHILLIPS 66

THE STATUS QUO: WORKING WELL FOR MARK LASHIER...NOT FOR YOU

$140 Million CEO Payday While Phillips 66 Underperformed[1]



Phillips 66's CEO Mark Lashier and his management team have been richly rewarded for failure. As the stock continues to languish, they defend the status quo and insist their strategy is working.

[1]Combined compensation paid to Phillips 66 CEOs from 2020-2024 as reported in Company SEC filings.

Read More →

THE STATUS QUO:
WORKING WELL FOR MARK LASHIER...NOT FOR YOU
THE NUMBERS DON'T LIE

YOUR VOTE MATTERS VOTE YOUR SHARES TODAY

The Annual General Meeting of Phillips 66 (the "Company") shareholders is scheduled to be held virtually on May 21, 2025. You can vote your shares using one of the voting options listed below. Elliott urges you to use the **GOLD** universal proxy card or voting instruction form.

How To Vote →



Vote by May 21 for a Better Future a...
Voting by mail •
Mail ballots...
GOLD PROXY CARD
ELLIOTT NOMINEES
FOR
WITHHOLD
OPPOSED PHILLIPS 66 NOMINEES
PROPOSALS

View How To Vote video transcript

ELLIOTT'S CASE FOR CHANGE AT PHILLIPS 66

Dear Fellow Phillips 66 Shareholder:

We are writing to you as fellow investors in Phillips 66 (NYSE: PSX) (the "Company"), an energy conglomerate that is falling well short of its potential and is in urgent need of a new direction.

We believe that with resolute and decisive action, Phillips 66 is primed to deliver far greater returns for its shareholders than it has over the past decade. The purpose of this letter is to seek your support for an upgraded Board of Directors that is committed to achieving the performance that shareholders demand and deserve. Your vote on the enclosed **Gold Card** will set in motion a clear plan to improve Phillips 66's operating performance, strengthen Board

accountability and increase the value of your investment.

Read Full Letter Here →



ELLIOTT'S PERSPECTIVES ON VALUE CREATION

April 29, 2025

Download Presentation →

NOMINEES

Elliott has nominated four highly qualified candidates with best-in-class experience in refining and midstream operations, capital allocation and complex transactions. Elliott's director nominees are as follows.



Brian S. Coffman

Former CEO of **Motiva Enterprises**
Former SVP of Refining at **Andeavor**



Sigmund L. Cornelius

Former SVP and CFO of **ConocoPhillips**



Michael A. Heim

One of the founders and former President and COO of **Targa Resources**



Stacy D. Nieuwoudt

Former Energy and Industrials Analyst at **Citadel**

MATERIALS



Press Releases



Press Releases



Press Releases

ELLIOTT SENDS LETTER TO SHAREHOLDERS DETAILING PHILLIPS 66'S BROKEN CORPORATE GOVERNANCE AND DISINGENUOUS SHAREHOLDER ENGAGEMENT

May 2, 2025

ELLIOTT RELEASES EPISODE OF "STREAMLINE 66" PODCAST SERIES FEATURING 1:1 CONVERSATION WITH DIRECTOR NOMINEE MICHAEL HEIM

April 30, 2025

ELLIOTT MANAGEMENT RELEASES INVESTOR PRESENTATION ON PHILLIPS 66

April 29, 2025

SUBSCRIBE TO RECEIVE UPDATES

Email Address →













STREAMLINE 66

Privacy Policy | Disclaimer

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information



Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.



KEY ISSUES

THE ISSUES AT STAKE FOR PHILLIPS 66

Explore the key issues driving the Streamline 66 campaign – where Phillips 66 went wrong, how the Company can regain its industry-leading position and boost returns, and what shareholders need to do to enact positive change.



















STREAMLINE 66
THE STATUS QUO:
WORKING WELL FOR MARK LASHIER...NOT FOR YOU
$140 MILLION CEO PAYDAY WHILE PHILLIPS 66 UNDERPERFORMED
THE NUMBERS DON'T LIE

Read More →

STREAMLINE 66
PHILLIPS 66'S CONGLOMERATE STRUCTURE:
THE WORST OF BOTH WORLDS?
MANAGEMENT'S NARRATIVE MASKS A FLAWED STRATEGY

Read More →

STREAMLINE 66
SANDBAGGING? OR A BROKEN BUSINESS MODEL?
IF YOU CAN'T IMPROVE RESULTS, LOWER EXPECTATIONS?

Read More →

STREAMLINE 66
MARATHON PETROLEUM CASE STUDY
MARATHON DRAMATICALLY OUTPERFORMED ITS U.S. REFINING PEERS AFTER REVIEWING ITS STRUCTURE AND OPERATING PERFORMANCE
MARATHON LEADERSHIP MOVED DECISIVELY TO CREATE A MORE FOCUSED ORGANIZATION AND STRENGTHEN GOVERNANCE

Read More →

STREAMLINE 66
MAKES $10M PERSONAL INVESTMENT IN PHILLIPS 66, OFFERS EXPERTISE AND ASSISTANCE

Read More →

STREAMLINE 66
PHILLIPS 66 SHAREHOLDERS SPEAK OUT: IT'S TIME FOR CHANGE
SURVEY OF INSTITUTIONAL INVESTORS RANKS PHILLIPS 66 LAST
EFFECTIVENESS OF CEO

Read More →

STREAMLINE 66
PHILLIPS 66: POOR ASSETS OR POOR LEADERSHIP?
PHILLIPS 66 POSSESSES HIGH-QUALITY ASSETS, BUT THESE ASSETS TODAY LACK FOCUSED LEADERSHIP CAPABLE OF MAXIMIZING THEIR VALUE, COSTING SHAREHOLDERS DEARLY

Read More →

STREAMLINE 66
YOUR VOTE MATTERS, NO MATTER HOW MANY SHARES YOU OWN
VOTE YOUR SHARES
REGISTERED HOLDERS: FOUR WAYS TO CAST YOUR VOTE

Read More →

STREAMLINE 66
A SHOCKING LACK OF AMBITION
STRONG LEADERSHIP AIMS TO BEAT AND RAISE EXPECTATIONS
WEAK LEADERSHIP WORKS TO LOWER EXPECTATIONS
PHILLIPS 66 LEADERSHIP IS WILLING TO UNDERMINE ITS OWN STOCK PRICE IN PURSUIT OF SELF-PRESERVATION



Read More →



©2025 Elliott Investment Management L.P. All rights reserved
Privacy Policy | Disclaimer



Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.



THE STATUS QUO:

WORKING WELL FOR MARK LASHIER...NOT FOR YOU

$140 MILLION CEO PAYDAY WHILE PHILLIPS 66 UNDERPERFORMED[1]



Phillips 66's CEO Mark Lashier and his management team have been richly rewarded for failure. As the stock continues to languish, they defend the status quo and insist their strategy is working.

The disconnect between executive compensation and shareholder returns at Phillips 66 represents a profound governance failure that must be addressed. Shareholders have the opportunity to vote for change at the company's upcoming 2025 Annual Meeting.

[1] Combined compensation paid to Phillips 66 CEOs from 2020-2024 as reported in Company SEC filings.

THE NUMBERS DON'T LIE

YOUR RETURNS:

Phillips 66 has dramatically underperformed its peers since 2019. Shareholders have missed out on substantial returns.

VALUE OF $100 INVESTED IN PHILLIPS 66 VERSUS ITS PEERS[2]



[1]Per Bloomberg, from 9/24/19 publication of Elliott's Marathon public presentation until 2/10/25, the date prior to release of Streamline 66 presentation.

CEO REWARDS:

- **$140 MILLION** to Phillips 66 CEOs from 2020-2024
- **$79 MILLION** in compensation to Mr. Lashier as CEO since 2022
- Promotion of Mr. Lashier to Chairman (on top of CEO)
- Above-target bonuses awarded every year despite missed cost targets and weaker returns than peers

CEOs like Mr. Lashier are typically paid annual bonuses as a percentage of their target amount, based on achievement of specific strategic and financial goals. At Phillips 66, the Board has consistently awarded above-target bonuses even when management failed their cost-control objectives.

MISSED COST TARGETS, ABOVE-TARGET BONUSES


115%
155%
166%
161%
128%
($385)
($177)
$142
$251
$287
2020
2021
2022
2023
2024
Excess Costs vs. Company Target[1]
Annual Bonus, % of target

[1]$ millions of controllable costs achieved above or (below) the proxy-defined controllable cost target.

INVESTORS ARE TAKING NOTICE

Prominent institutional investors have raised concerns about the disconnect between Phillips 66's executive compensation and shareholder returns.

> "Awards are permitted to vest for below median relative performance which therefore fails the pay for performance hurdle."
>
> –Legal & General Investment Management, May 15, 2024

THE PATH FORWARD

Elliott's Streamline 66 plan calls for a thorough review of Phillips 66's refining, midstream and chemicals businesses. The plan aims to unlock trapped value and focus on operational excellence. Getting this turnaround done – and dramatically boosting returns for shareholders – will require an able, credible and transparent Board of Directors.

The Choice for Shareholders →

VOTE TODAY USING THE GOLD UNIVERSAL PROXY CARD

Vote for Elliott's four highly qualified director nominees:



Brian S. Coffman

Former CEO of **Motiva Enterprises**
Former SVP of Refining at **Andeavor**



Sigmund L. Cornelius

Former SVP and CFO of **ConocoPhillips**



Michael A. Heim

One of the founders and former President and COO of **Targa Resources**



Stacy D. Nieuwoudt

Former Energy and Industrials Analyst at **Citadel**

Also, vote for governance enhancements to keep Phillips 66 leadership accountable to shareholders:

- Proposal 2: approving the Company's proposal for the declassification of the Board
- Proposal 6: approving, on an advisory basis, Elliott's proposal that the Board adopt a policy to implement the annual election of all directors

REVITALIZING PHILLIPS 66'S GOVERNANCE WILL REQUIRE CREDIBLE, EXPERIENCED DIRECTORS WHO WILL PUT YOUR RETURNS FIRST.

Say no to the status quo–no more lavish CEO compensation and self-congratulatory rhetoric in the face of weak performance.

How To Vote →


Vote by May 21 for a Better Future at ...
Voting by mail • Mail ballots submitted b...
FOR
WITHHOLD
OPPOSED PHILLIPS 66 NOMINEES
PROPOSALS

View How To Vote video transcript

KEY ISSUES

Explore the key issues driving the Streamline 66 campaign – where Phillips 66 went wrong, how the Company can regain its industry-leading position and boost returns, and what shareholders need to do to enact positive change.



SANDBAGGING? OR BROKEN BUSINESS MODEL?

Read More →

MARATHON PETROLEUM CASE STUDY

MARATHON PETROLEUM CASE STUDY

Read More →

ENERGY VETERAN GOFF BACKS STREAMLINE 66 PLAN

Read More →

PHILLIPS 66 SHAREHOLDERS SPEAK OUT

Read More →















STREAMLINE 66

Privacy Policy | Disclaimer

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information



Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.